
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 26, 2007

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
580 St. Kilda Road, Level 8
Melbourne, Victoria 3004 Australia

> **Re:** **Golden River Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-QSB for the Quarterly Period Ended December 31, 2006**
> **Filed February 14, 2007**
> **Response letter dated May 10, 2007**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

General

1. In your response to comments seven and twelve from our letter dated April 10, 2007 you explain that you will revise your financial statements and related disclosures for the items considered in those comments. Please ensure such amended and restated financial statements include consideration of the items addressed in this letter. Please contact us to discuss.

Notes to Consolidated Financial Statements, page F-7

Note 6 Affiliate Transactions, page F-11

2.   We note your response to our prior comment numbers two, three and four from our letter dated April 10, 2007. Please contact us to discuss.

Note 10 Issue of Options Under Stock Option Plan, page F-14

3.   Your response to comment eight from our letter dated April 10, 2007 explains that your assumption regarding volatility was determined by use of a natural logarithm of the opening/closing prices for the three months prior to the date the stockholders approved the option plan. Please tell us why you believe the use of a natural logarithm over a period of three months is a reasonable period of time over which to calculate volatility. Please refer to paragraph 31 of Appendix A of SFAS 123(R) and Section D of SAB Topic 14 for guidance.

Form 10-QSB for the Quarterly Period Ended December 31, 2006

Notes to Consolidated Financial Statements, page 8

Note 6 Issue of Options Under Stock Option Plan, page 9

4.   Comment 10 from our letter dated April 10, 2007 advised that if applicable, please revise to provide the disclosures required by paragraph 22 of SFAS 154 regarding a change in accounting estimate. It appears from your response to comment 10 that such a change in accounting estimate occurred. As such, we re-issue prior comment 10.

5.   In your response to comment 11 from our letter dated April 10, 2007, you explain that the fair value share price used in the calculation of fair value for the options issued was based on the price of shares issued in a private placement to Fast Knight Nominees Pty Ltd. . Please refer to paragraph 22 of SFAS 123(R) and SAB Topic: 14 and contact us to discuss.

Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 11

6.   In response to comment 13 from our letter dated April 10, 2007, you propose to include a line item between "Revenue" and "Interest" called "Other Income" to ensure readers are aware that interest is not earned from operating activities. The inclusion of your proposed line item does not remove the amount of interest from the determination of income (loss) from operations. Please revise to present the

amount of interest earned below the computation of income (loss) from
operations.

Engineering Comments

Form 10 - KSB for the Fiscal Year Ended June 30, 2006

7. Your response to comment 16 addresses many of our concerns, however the Slave
Craton Properties consists of several claim groups containing many separate
mineral properties. Each property has several mineralized areas with various
different mineral zones. Your company has located many prospects within each
of these mineral zones amongst your properties. Please briefly review and if
necessary, clarify your property/prospect organizational relationships within your
narrative to insure your mineralized or significant prospects can be properly
located.

Closing Comments

As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence,
Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the
financial statements and related matters. You may contact George K. Schuler, Mining
Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at
(202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief